Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Edward H.P. Lam ♦*

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Paloma P. Wang

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

Registered Foreign Lawyer

Z. Julie Gao (California)

Skadden, Arps, Slate, Meagher & Flom 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN'S ROAD CENTRAL, HONG KONG _______ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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 September 30, 2021

Confidential Draft Registration Statement Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Prenetics Global Limited (CIK No. 0001876431) Confidential Submission of the Draft Registration Statement on Form F-4

Dear Sir/Madam,

On behalf of our client, Prenetics Global Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-4 (the “Draft Registration Statement”) relating to a proposed public offering in the United States of the Company’s Class A ordinary shares, par value US$0.0001 per share, in connection with the proposed business combination involving the Company and Artisan Acquisition Corp., a company organized under the laws of the Cayman Islands, via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

Securities and Exchange Commission

September 30, 2021

Financial Statements

The Company has included in this submission the audited consolidated financial statements of Prenetics Limited (“Prenetics Limited”) as of and for the years ended December 31, 2019 and 2020 and the unaudited interim consolidated financial statements of Prenetics Limited as of March 31, 2021 and for the three months ended March 31, 2020 and 2021. Prenetics Limited is a company incorporated in Hong Kong on March 28, 2007 and was the holding company for all its businesses. Prenetics Group Limited is an exempted company limited by shares incorporated under the laws of the Cayman Islands on February 8, 2018 and has not engaged in any business operation since its incorporation. The Company respectfully advises the Commission that Prenetics Limited underwent certain corporate restructuring through which Prenetics Limited became a wholly owned subsidiary of Prenetics Group Limited and all the shareholders of Prenetics Limited became shareholders of Prenetics Group Limited upon the completion of the restructuring in June 2021. The Company intends to subsequently include in its amendments to the Draft Registration Statement the consolidated financial statements of Prenetics Group Limited as required by Regulation S-X. Such consolidated financial statements of Prenetics Group Limited for the periods prior to the completion of the restructuring, including for the years ended December 31, 2019 and 2020, will be substantially identical to the consolidated financial statements of Prenetics Limited included in the Draft Registration Statements. The Company was incorporated on July 21, 2021 for the sole purpose of effectuating the transactions described in the Draft Registration Statement. The Company has no material assets and does not operate any businesses. Accordingly, no financial statements of the Company have been included in the Draft Registration Statement.

*            *           *

Securities and Exchange Commission

September 30, 2021

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740 4703 or via email at jonathan.stone@skadden.com.

Very truly yours,

/s/ Jonathan Stone
Jonathan Stone

cc:	Yeung Danny Sheng Wu, Chairman of the Board of Directors and Chief Executive Officer, Prenetics Group Limited

Lo Hoi Chun (Stephen), Chief Financial Officer, Prenetics Group Limited

Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jesse Sheley, Partner, Kirkland & Ellis International LLP

Steve Lin, Partner, Kirkland & Ellis International LLP

Joseph Raymond Casey, Partner, Kirkland & Ellis International LLP

Ram Narayan, Partner, Kirkland & Ellis International LLP

Louis Rabinowitz, Partner, Kirkland & Ellis International LLP